SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Enclosure: Press Release concerning results dated November 13, 2014.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013, and 333-197742.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI posts strong Q4 and fiscal 2014 results

Q4-F2014 year-over-year highlights

•	Revenue of $2.5 billion, up 1.0%;

•	Adjusted EBIT of $370.2 million, up 18.1%;

•	Adjusted EBIT margin of 14.9%, up 220 basis points;

•	Net earnings prior to specific items* of $234.0 million or diluted EPS of 73 cents, up 9.5%;

•	Net earnings of $213.7 million, or diluted EPS of 67 cents, up 51.5%;

•	Cash provided by operating activities of $412.0 million, up 148%;

•	Bookings of $2.0 billion and backlog of $18.2 billion;

•	Net debt reduced by $275.7 million in the quarter;

•	Return on invested capital of 14.5%;

•	Return on equity of 18.8%.
*Specific items in Q4-F2014 include: $49.2 million in integration-related costs net of tax, offset by the positive resolution of acquisition-related provisions in the amount of $28.9 million net of tax.
Note: All figures in Canadian dollars. Fiscal 2014 MD&A, audited consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
Montréal, Quebec, November 13, 2014 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2014 fourth quarter revenue of $2.5 billion, representing a growth of 1.0% compared with the same period last year.

Adjusted EBIT for the quarter was $370.2 million, representing a margin of 14.9%. This compares with $313.4 million and a margin of 12.7% in the year ago period.

Net earnings were $234.0 million prior to specific items, or 73 cents per diluted share, compared with $213.6 million or 67 cents per diluted share in Q4-F2013. On a GAAP basis, net earnings were $213.7 million or 67 cents per diluted share compared to $141.0 million or 44 cents in the year ago period.

Cash generated from operating activities during the quarter was $412.0 million, an increase of 148% from Q4-F2013. Excluding integration-related disbursements, CGI generated $431.0 million in cash representing $1.35 per diluted share.

During the quarter, the Company booked $2.0 billion in contract awards. At the end of September, the Company’s backlog stood at $18.2 billion.

Net debt was reduced by $275.7 million in the quarter to $2.1 billion, representing a net debt to capitalization ratio of 27.6%.

In millions of Canadian dollars except earnings per share and where noted
	Q4-F2014	Q4-F2013
Revenue	2,483.7	2,458.2
Adjusted EBIT	370.2	313.4
Margin	14.9%	12.7%
Net earnings prior to specific items*	234.0	213.6
Margin	9.4%	8.7%
Earnings per share (diluted) prior to specific items*	0.73	0.67
Net earnings	213.7	141.0
Margin	8.6%	5.7%
Earnings per share (diluted)	0.67	0.44
Weighted average number of outstanding shares (diluted)	319,540,764	319,114,642
Net finance costs	22.8	27.6
Net debt	2,113.3	2,739.9
Net debt to capitalization ratio	27.6%	39.6%
Cash provided by operating activities	412.0	166.4
Days sales outstanding (DSO)	43	49
Return on invested capital (ROIC)	14.5%	11.8%
Return on Equity (ROE)	18.8%	12.3%
Bookings	2,049	2,501
Backlog	18,237	18,677
*Specific items in Q4-F2014 include: $49.2 million in integration-related costs net of tax, offset by the positive resolution of acquisition-related provisions in the amount of $28.9 million net of tax. Specific items in Q4-F2013 include: $46.6 million of integration-related costs net of tax and unfavourable tax adjustments of $26.0 million.

“I am very pleased with the strong performance delivered in the fourth quarter and throughout fiscal 2014,” said Michael E. Roach, President and Chief Executive Officer. “After two years and an investment of $575 million, the Logica integration program is complete, yielding annual cost synergies in excess of $400 million. Since closing the acquisition, CGI earnings per share have grown by more than 85%. We remain focused on achieving further accretion by realizing incremental cost and revenue synergies. In summary, we begin fiscal 2015 in an excellent position strategically, operationally and financially.”

Fiscal 2014 results
CGI reported revenue of $10.5 billion for the fiscal year ended September 30, 2014 compared with $10.1 billion in F2013, representing an increase of 4.1%.

Adjusted EBIT was $1.4 billion for a margin of 12.9%, compared with $1.1 billion and a margin of 10.7% in F2013.

Net earnings were $893.5 million prior to specific items, or $2.80 per diluted share, compared with $727.7 million or $2.30 per diluted share in F2013. On a GAAP basis, net earnings were $859.4 million or $2.69 in earnings per diluted share, compared to $455.8 million or $1.44 per share in the year ago period. This represents an increase of 88.5%.

The Company generated $1.2 billion in cash from operations in F2014, or $3.68 per diluted share. Excluding integration-related disbursements of $158.0 million made during the year, more than $1.3 billion in cash was generated by the operations, representing $4.18 per diluted share.

As part of its previous Normal Course Issuer Bid, the Company purchased 2.8 million shares for $111.5 million, at an average price of $39.29.

Since its peak of $3.3 billion during Q4-F2012, net debt has been reduced to $2.1 billion. This represents a reduction of $1.2 billion over the last two fiscal years and a net debt to capitalization ratio of 27.6%, compared to 39.6% at the end of fiscal 2013.

In millions of Canadian dollars except earnings per share and where noted
	F2014	F2013
Revenue	10,499.7	10,084.6
Adjusted EBIT	1,356.9	1,075.6
Margin	12.9%	10.7%
Net earnings prior to specific items*	893.5	727.7
Margin	8.5%	7.2%
Earnings per share (diluted) prior to specific items*	2.80	2.30
Net earnings	859.4	455.8
Margin	8.2%	4.5%
Earnings per share (diluted)	2.69	1.44
Weighted average number of outstanding shares (diluted)	318,927,737	316,974,179
Net finance costs	99.3	109.6
Net debt	2,113.3	2,739.9
Net debt to capitalization ratio	27.6%	39.6%
Cash provided by operating activities	1,174.8	671.3
Days sales outstanding (DSO)	43	49
Return on invested capital (ROIC)	14.5%	11.8%
Return on equity (ROE)	18.8%	12.3%
Bookings	10,169	10,310
Backlog	18,237	18,677
*Specific items in F2014 include: $97.9 million of integration-related costs net of tax, offset by the positive resolution of acquisition-related provisions in the amount of $52.0 million net of tax and favourable tax adjustments of $11.9 million. Specific items in F2013 include: $260.7 million of integration-related costs net of tax and unfavourable tax adjustments of $11.1 million.
Q4 and Full-Year F2014 Results Conference Call
Management will host a conference call to discuss results at 9 a.m. ET this morning. Participants may access the call by dialing (866) 225-2055 or via cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a replay and downloadable podcast will remain available on cgi.com/investors.

About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$18 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS prior to specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of Canadian securities laws. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI's annual and quarterly Management's Discussion and Analysis ("MD&A"), in CGI's Annual Report, in CGI's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Lorne Gorber
Senior Vice-President, Global Communications and Investor Relations
+1 (514) 841-3355
lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: November 13, 2014	By	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President and
Chief Legal Officer